SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
(Rule 13d-101)
Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and
Amendments Thereto Filed Pursuant to §240.13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
CapitalSouth Bancorp
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
14056A 10 1
(CUSIP Number)
Carol W. Marsh
CapitalSouth Bancorp
2340 Woodcrest Place
Birmingham, Alabama 35209
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)
February 24, 2009
(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	14056A 10 1	13D	Page	2	of	6

1	NAMES OF REPORTING PERSONS Harold B. Dunn

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		632,168

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		632,168

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	632,168

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1. Security and Issuer.
This Schedule 13D (this “Statement”) relates to the common stock, par value $1.00 per share (the “Common Stock”) of CapitalSouth Bancorp, a Delaware corporation (“CapitalSouth”), whose principal executive offices are located at 2340 Woodcrest Place, Birmingham, Alabama 35209.
Item 2. Identity and Background.
(a) Name: Harold B. Dunn
(b) Address: 2508 Watkins Circle, Birmingham, Alabama 35223
(c) Present Principal Occupation and Name, Principal Business and Address of Employment: President, The Mouat Co., consulting and engineering services to the metal casting industry. 1950 Stonegate Drive, Suite 150, Birmingham, Alabama 35242.
(d) During the last five years, Mr. Dunn has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.
(e) During the last five years, Mr. Dunn has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Harold B. Dunn is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
The previous response to Item 3 is amended and restated in its entirety as follows:
On December 22, 2008, Mr. Dunn utilized personal funds totaling $800,000 to acquire 400,000 shares of CapitalSouth Common Stock through the exercise of rights in the Rights Offering (defined in Item 4 below).
Following receipt of regulatory approval, Mr. Dunn utilized personal funds totaling $200,000 to acquire an additional 100,000 shares of CapitalSouth Common Stock on February 24, 2009 through the exercise of rights in the Rights Offering.
Mr. Dunn also receives shares of Common Stock on a quarterly basis in payment for his services as a director of CapitalSouth.
Item 4. Purpose of Transaction.
The previous response to Item 4 is amended and restated in its entirety as follows:
Harold B. Dunn has acquired the shares of Common Stock covered by this Statement for the purpose of making an investment in CapitalSouth and not with the present intention of acquiring control of CapitalSouth’s business.
Pursuant to a Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 11, 2008, Registration No. 333-151605, as amended through November 6, 2008 (the “Registration

Statement”), CapitalSouth distributed, at no charge to its stockholders, non-transferable subscription rights to purchase up to an aggregate of 7,500,000 shares of its common stock, par value $1.00 per share (the “Rights Offering”).
Harold B. Dunn purchased 400,000 shares of Common Stock in the rights offering. Following receipt of regulatory approval, Mr. Dunn completed the purchase of an additional 100,000 shares of Common Stock on February 24, 2009.
Mr. Dunn is a director of CapitalSouth Bancorp. As a director, Mr. Dunn is routinely involved in setting policy for CapitalSouth and he participates with CapitalSouth’s Board of Directors in the consideration of and taking of action on significant corporate events involving CapitalSouth. However, the shares of Common Stock held by Mr. Dunn are held for investment purposes only, and Mr. Dunn currently has no plans or proposals which relate to or would result in any of the events or consequences listed in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Dunn, as a director, will receive future grants of shares of Common Stock in payment for his service on CapitalSouth’s Board of Directors.
Item 5. Interest in Securities of the Issuer.
Harold B. Dunn beneficially owns 632,168 shares of Common Stock, for an aggregate percent of class of 12.3%. This percentage was calculated by using a total number of outstanding shares of Common Stock of 5,144,667 as of December 31, 2008.

(a)	(i)	Amount beneficially owned: See Item 11 on Cover Page.
	(ii)	Percent of class: See Item 13 on Cover Page.

(b)	Number of shares as to which the person has:
	(i)	sole power to vote or to direct the vote: See Item 7 on Cover Page.
	(ii)	shared power to vote or to direct the vote: See Item 8 on Cover Page.
	(iii)	sole power to dispose or to direct the disposition of: See Item 9 on Cover Page.
	(iv)	shared power to dispose or to direct the disposition of: See Item 10 on Cover Page.
(c) During the sixty (60) days prior to the filing date of this Statement, Mr. Dunn has acquired Common Stock in the following transactions:
February 24, 2009 — Mr. Dunn acquired 100,000 shares of Common Stock in the Rights Offering at a subscription price of $2.00 per share upon receipt of regulatory approval.
December 22, 2008 — Mr. Dunn acquired 400,000 shares of Common Stock in the Rights Offering at a subscription price of $2.00 per share.
December 19, 2008 — Mr. Dunn acquired 360 shares of Common Stock in payment of directors’ fees for Mr. Dunn’s service on the Board of Directors of CapitalSouth during the fourth quarter of 2008.
(d) and (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Mr. Dunn is a director of CapitalSouth Bancorp. See Item 4 above.

Item 7. Material to be Filed as Exhibits.
Not applicable.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 25, 2009	/s/ H. Bradford Dunn

Harold B. Dunn